AIT Therapeutics, Inc.
2 Ilan Ramon, Science Park
Ness Ziona, 7403635 Israel

VIA EDGAR
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention:     Amanda Ravitz
                       Tom Jones

Re:          AIT Therapeutics, Inc.
                Registration Statement on Form S-1
                File No. 333-218626

Ladies and Gentlemen:

AIT Therapeutics, Inc., a Delaware corporation (the "Company"), hereby requests acceleration of the effective date of the above-referenced Registration Statement on Form S-1 (the "Registration Statement") so that such Registration Statement shall become effective at 4:00 p.m. (Washington, D.C. time) on Friday, June 16, 2017 or as soon thereafter as practicable.

Please provide a copy of the Commission's order declaring the Registration Statement effective to Amir Avniel at the address first set forth above.

Respectfully yours, AIT Therapeutics, Inc.

By:	/s/ Amir Avniel
Amir Avniel
President and Chief Operating Officer